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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eCollege.com
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
27887E100
(CUSIP Number)
Philip J. Hoffman
Pearson Inc.
1330 Avenue of the Americas
New York, NY 10019
(212) 641-2421
with copies to:

Charles E. Engros, Jr.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
(212) 309-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27887E100	13D	Page	2	of	28

1	NAMES OF REPORTING PERSONS: Pearson plc

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England & Wales

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	3	of	28

1	NAMES OF REPORTING PERSONS: Pearson Overseas Holding Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England & Wales

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	4	of	28

1	NAMES OF REPORTING PERSONS: Pearson Netherlands B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	5	of	28

1	NAMES OF REPORTING PERSONS: Pearson Luxembourg Holdings No. 2 Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	6	of	28

1	NAMES OF REPORTING PERSONS: Pearson Luxembourg Holdings S.a.r.l.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	7	of	28

1	NAMES OF REPORTING PERSONS: Pearson Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN: 51-0261654

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	8	of	28

1	NAMES OF REPORTING PERSONS: Pearson Longman, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN: 13-2971110

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	9	of	28

1	NAMES OF REPORTING PERSONS: Pearson Education Holdings Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN: 13-4030131

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	10	of	28

1	NAMES OF REPORTING PERSONS: Pearson Education, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN: 22-1603684

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,618,154*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,618,154*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,618,154*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No.	27887E100	13D	Page	11	of	28
STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of eCollege.com, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One N. LaSalle Street, Suite 1800, Chicago, Illinois 60601.
Item 2. Identity and Background
     (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the “Commission”): (i) Pearson plc, a corporation organized under the laws of England & Wales (“Pearson”); (ii) Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales (“Pearson Overseas”); (iii) Pearson Netherlands B.V., a corporation organized under the laws of the Netherlands (“Pearson Netherlands”); (iv) Pearson Luxembourg Holdings No. 2 Ltd., a corporation organized under the laws of Luxembourg (“Pearson Lux Holdings 2”); (v) Pearson Luxembourg Holdings S.a.r.l., a corporation organized under the laws of Luxembourg (“Pearson Lux Holdings”); (vi) Pearson Inc., a corporation organized under the laws of Delaware (“Pearson Inc.”); (vii) Pearson Longman, Inc., a corporation organized under the laws of Delaware (“Pearson Longman”); (viii) Pearson Education Holdings Inc., a corporation organized under the laws of Delaware (“Pearson Education Holdings”); (ix) Pearson Education, Inc., a corporation organized under the laws of Delaware (“Pearson Education” and, collectively with Pearson, Pearson Overseas, Pearson Netherlands, Pearson Lux Holdings 2, Pearson Lux Holdings, Pearson Inc., Pearson Longman and Pearson Education Holdings, the “Reporting Persons”). Pearson is an international media company which is the majority stockholder of Pearson Overseas. Pearson Overseas is an investment holding company which owns 100% of Pearson Netherlands. Pearson Netherlands is a holding company which is the majority stockholder of Pearson Lux Holdings 2. Pearson Lux Holdings 2 is the majority stockholder of Pearson Lux Holdings. Pearson Lux Holdings is the majority stockholder of Pearson Inc. Pearson Inc. is a holding company which owns 100% of Pearson Longman. Pearson Longman is a holding company which owns 100% of Pearson Education Holdings. Pearson Education Holdings is a holding company which owns 100% of Pearson Education.
     (b) The address of the principal offices of each of the Reporting Persons is as set forth on Schedule A. Schedule A is incorporated into and made a part of this Statement.
     (c) The name, principal occupation (where applicable) and business address of each executive officer and director of each of the Reporting Persons are set forth on

CUSIP No.	27887E100	13D	Page	12	of	28
Schedule B. Schedule B is incorporated into and made a part of this Statement.
     (d) During the past five years, no Reporting Person or any other person listed in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, no Reporting Person or any other person listed on Schedule B hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) See Cover Page (6) for each of the Reporting Persons.
Item 3. Source and Amount of Funds or Other Consideration
Pearson Education entered into the Voting Agreement (as defined below in Item 4). Pearson Education did not pay any additional consideration to the Stockholders (as defined below in Item 4) in connection with the execution and delivery of the Voting Agreement and, therefore, no funds were used for such purpose.
Item 4. Purpose of Transaction
Pearson Education, on the one hand, and the stockholders of the Company set forth on the signature page thereto (the “Stockholders”), entered into a Voting Agreement, dated as of May 14, 2009 (the “Voting Agreement”) (a copy of which is attached hereto as Exhibit 1) with respect to certain shares of the Company’s Common Stock beneficially owned by the Stockholders (the “Shares”).
Pearson Education requested that the Stockholders enter into the Voting Agreement as an inducement for Pearson Education to enter into that certain Agreement and Plan of Merger, dated as of May 14, 2007 (the “Merger Agreement”), among Pearson Education, Epsilon Acquisition Corp. and the Company (a copy of which is attached hereto as Exhibit 2). Capitalized terms that are used but not defined herein shall have the meaning given to such terms in the Merger Agreement.
Pursuant to the Voting Agreement, the Stockholders have agreed that, until the effective time of the Merger or the termination of the Merger Agreement, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholders shall, solely in their capacity as beneficial owners of the Shares, vote (or cause to be voted) the Shares and any shares of Common Stock acquired by such Stockholder after the date of the Voting Agreement (a) in favor of the adoption of the Merger Agreement and any other action of the stockholders of the Company requested in furtherance thereof, (b) against any action or agreement submitted for approval of the stockholders of the Company that would reasonably be expected to result in a breach of any covenant, representation or warranty

CUSIP No.	27887E100	13D	Page	13	of	28
or any other obligation or agreement of the Company contained in the Merger Agreement, (c) against any action, agreement or transaction submitted for approval of the stockholders of the Company that would reasonably be expected to prevent, materially delay or materially impede the timely consummation of the Merger or would be reasonably expected to result in certain conditions to the consummation of the Merger not being satisfied, (d) against any other action, agreement or transaction submitted for approval to the stockholders of the Company that would constitute an Acquisition Proposal and (e) against any extraordinary dividend or distribution by the Company or any subsidiary and any change in the capital structure of the Company or any subsidiary (other than pursuant to the Merger Agreement). Pursuant to the Voting Agreement, the Stockholders also agreed that while the Voting Agreement is in effect they would not, among other things, sell or transfer their shares of Common Stock or any shares of Common Stock acquired beneficially or of record after May 14, 2007, subject to certain estate planning exceptions.
The Stockholders have also granted Pearson Education an irrevocable proxy coupled with an interest to vote the Shares as provided in the Voting Agreement. The proxy will expire automatically and without further action by the parties upon the termination of the Voting Agreement.
The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company. At the effective time of the Merger, each issued and outstanding share of Common Stock (other than shares owned by Pearson Education or Merger Sub, which will be cancelled), will be converted into the right to receive $22.45 in cash, on terms specified in the Merger Agreement.
Completion of the Merger is subject to various conditions, including, among others, (a) approval of the holders of a majority of the outstanding shares of Common Stock, (b) the absence of any order, injunction or other judgment or decree prohibiting the consummation of the Merger, (c) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Act will have terminated or expired, (d) subject to certain exceptions, the accuracy of the representations and warranties of the Company and Pearson Education, as applicable, and compliance by the Company and Pearson Education with their respective obligations under the Merger Agreement and (e) the absence of a Material Adverse Effect.
The Merger Agreement contains certain termination rights for Pearson Education and further provides that upon the termination of the Merger Agreement under specified circumstances, the Company may be required to pay Pearson Education a termination fee equal to $15,113,000.
After the effective time of the Merger, Pearson Education intends to cause the Common Stock to be delisted from the Nasdaq Global Market, and may take one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

CUSIP No.	27887E100	13D	Page	14	of	28
The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements (Exhibits 1 and 2, respectively, to this Statement). Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 4.
Except as set forth in this Statement, the Voting Agreement and the Merger Agreement, neither Pearson Education nor, to the best of its knowledge, any of the individuals named in Schedule B hereto, has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interests in Securities of the Issuer
(a) As a result of the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 4,618,154 shares of Common Stock. This number of shares constitutes approximately 19.3% of the outstanding shares of Common Stock on a fully-diluted basis. Each of the Reporting Persons, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that any of the Reporting Persons, for any or all purposes, is the beneficial owner of the Shares.
William Ethridge owns 300 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock. As noted on Schedule B, Mr. Ethridge is an executive officer of Pearson Education. Each of the Reporting Persons disclaims beneficial ownership of the shares owned by Mr. Ethridge.
(b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote and dispose of 4,618,154 shares of Common Stock with the Stockholders. None of the Reporting Persons, however, are entitled to any rights as a stockholder of the Company as to the Shares, except pursuant to the proxies granted to Pearson Education under the Voting Agreement. Each of the Reporting Persons disclaims any beneficial ownership of the Shares.
Mr. Ethridge has sole voting and dispositive power with respect to the shares of Common Stock owned by him. Each of the Reporting Persons disclaims beneficial ownership of the shares owned by Mr. Ethridge.
Certain information required by Item 2 with respect to each Stockholder who entered into the Voting Agreement is set forth on Schedule C.
(c) Except with respect to the transactions contemplated by the Voting Agreement and the Merger Agreement, neither the Reporting Persons, nor, to the best of such Reporting Person’s knowledge, any of the persons listed on Schedule B hereto, has effected any transaction in the Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements (Exhibits 1 and 2,

CUSIP No.	27887E100	13D	Page	15	of	28
respectively, to this Statement). Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 5.
(d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Company that may be deemed to be beneficially owned by the Reporting Persons or owned by Mr. Ethridge.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
See “Item 4. Purpose of Transaction” for a description of the Voting Agreement and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements (Exhibits 1 and 2, respectively, to this Statement). Exhibits 1 and 2 are specifically incorporated herein by reference in answer to this Item 6.
Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Voting Agreement, dated as of May 14, 2007, by and between Pearson Education, Inc. and the stockholders of eCollege.com set forth on the signature page thereto, and incorporated by reference to Exhibit 10.1 of eCollege.com’s Current Report on Form 8-K filed on May 18, 2007.

2.	Agreement and Plan of Merger, dated as of May 14, 2007, among Pearson Education, Inc., Epsilon Acquisition Corp. and eCollege.com, and incorporated by reference to Exhibit 2.1 of eCollege.com’s Current Report on Form 8-K filed on May 18, 2007.

3.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.
[Signature pages follow.]

CUSIP No.	27887E100	13D	Page	16	of	28
SIGNATURE
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 24, 2007

PEARSON PLC
By:	/s/ Philip J. Hoffman
Name:	Philip J. Hoffman
Title:	Secretary

PEARSON OVERSEAS HOLDINGS LTD.
By:	/s/ Stephen Jones
Name:	Stephen Jones
Title:	Secretary

PEARSON LUXEMBOURG HOLDINGS NO. 2 LTD.
By:	/s/ Jennifer Burton
Name:	Jennifer Burton
Title:	Secretary

PEARSON LUXEMBOURG HOLDINGS S.A.R.L.
By:	/s/ David H. Colville
Name:	David H. Colville
Title:	Director

PEARSON NETHERLANDS B.V.
By:	/s/ David H. Colville
Name:	David H. Colville
Title:	Director

CUSIP No.	27887E100	13D	Page	17	of	28

PEARSON INC.
By:	/s/ Philip J. Hoffman
Name:	Philip J. Hoffman
Title:	Executive Vice President

PEARSON LONGMAN, INC.
By:	/s/ Philip J. Hoffman
Name:	Philip J. Hoffman
Title:	Executive Vice President

PEARSON EDUCATION HOLDINGS, INC.
By:	/s/ Philip J. Hoffman
Name:	Philip J. Hoffman
Title:	Executive Vice President

PEARSON EDUCATION, INC.
By:	/s/ Philip J. Hoffman
Name:	Philip J. Hoffman
Title:	Executive Vice President

CUSIP No.	27887E100	13D	Page	18	of	28
SCHEDULE A

Name of Reporting Person	Address of the Principal Office
Pearson plc	80 Strand, London WC2R 0RL, England

Pearson Overseas Holdings Ltd.	c/o Pearson plc, 80 Strand, London WC2R 0RL, England

Pearson Luxembourg Holdings No. 2 Ltd.	c/o Pearson plc, 80 Strand, London WC2R 0RL, England

Pearson Luxembourg Holdings S.a.r.l.	Pearson Luxembourg Holdings S.a.r.l., 67 Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg

Pearson Netherlands B.V.	Pearson Netherlands B.V., Concertgebouwplein 25, 1071 LM, Amsterdam

Pearson Inc.	1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson Longman, Inc.	c/o Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson Education Holdings, Inc.	c/o Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson Education, Inc.	One Lake Street, Upper Saddle River, NJ 07458

CUSIP No.	27887E100	13D	Page	19	of	28
SCHEDULE B
Pearson plc

Name	Position	Principal Occupation/Business Address

Glen Moreno	Chairman	Chairman/Pearson plc, 80 Strand, London, WC2R 0RL

Marjorie M. Scardino	Chief Executive	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

David Arculus	Non-Executive Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

David C. M. Bell	Director for People and Chairman of the FT Group	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Lord Burns	Senior Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Patrick Cescau	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Rona Fairhead	Chief Executive of the FT Group	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Robin Freestone	Chief Financial Officer	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Susan Fuhrman	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Ken Hydon	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

John C. Makinson	Chairman and Chief Executive, Penguin Group	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Philip J. Hoffman	Secretary	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

CUSIP No.	27887E100	13D	Page	20	of	28
Pearson Overseas Holdings Ltd.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Robin Freestone	CFO	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

John C. Makinson	Director	Chairman and Chief Executive (Penguin Group)/Pearson plc, 80 Strand, London, WC2R 0RL, England

Alan C. Miller	Director	Director of Purchasing/Pearson plc, 80 Strand, London WC2R 0RL, England

Marjorie M. Scardino	Director	Chief Executive Officer/Pearson plc, 80 Strand, London WC2R 0RL, England

Stephen Jones	Secretary	Deputy Secretary/Pearson plc, 80 Strand, London WC2R 0RL, England
Pearson Luxembourg Holdings No. 2 Ltd.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Alan C. Miller	Director	Director of Purchasing/Pearson plc, 80 Strand, London WC2R 0RL, England

Jennifer Burton	Secretary	Assistant Secretary/Pearson plc, 80 Strand, London WC2R 0RL, England

CUSIP No.	27887E100	13D	Page	21	of	28
Pearson Luxembourg Holdings S.a.r.l.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Philippe Mandelli	Director	Pearson Luxembourg Holdings S.a.r.l., 67 Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg

Jan Francis van der Drift	Director	Pearson Luxembourg Holdings S.a.r.l., 67 Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg

Benoit Nasr	Director	Pearson Luxembourg Holdings S.a.r.l., 67 Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg
Pearson Netherlands B.V.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Jan Francis van der Drift	Director	Pearson Netherlands B.V., Concertgebouwplein 25, 1071 LM, Amsterdam

Matthieu Ph. van Sint Truiden	Director	Pearson Netherlands B.V., Concertgebouwplein 25, 1071 LM, Amsterdam

George Nicolai	Director	Pearson Netherlands B.V., Concertgebouwplein 25, 1071 LM, Amsterdam

CUSIP No.	27887E100	13D	Page	22	of	28
Pearson Inc.

Name	Position	Principal Occupation/Business Address

David C. M. Bell	Chairman and Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Jeffrey Taylor	President and Director	President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Philip J. Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Thomas Wharton	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019
Pearson Longman, Inc.

Name	Position	Principal Occupation/Business Address

David C. M. Bell	Chairman and Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Jeffrey Taylor	President and Director	President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Philip J. Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Thomas Wharton	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

\

CUSIP No.	27887E100	13D	Page	23	of	28
Pearson Education Holdings Inc.

Name	Position	Principal Occupation/Business Address

Marjorie Scardino	President and Chief Executive Officer	Chief Executive Officer / Pearson plc, 80 Strand, London WC2R 0RL, England

Philip Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

George Werner	Executive Vice President of Operations, Treasurer and Director	Executive Vice President of Operations and Treasurer/Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

Robert Dancy	Senior Vice President, Secretary and Director	Senior Vice President and General Counsel/Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

CUSIP No.	27887E100	13D	Page	24	of	28
Pearson Education, Inc.

Name	Position	Principal Occupation/Business Address

Marjorie Scardino	President and Chief Executive Officer	Chief Executive Officer / Pearson plc, 80 Strand, London WC2R 0RL, England

Kathryn Costello	Executive Vice President and President, Early Learning Group	Executive Vice President and President, Early Learning Group/ Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

Robert Dancy	Senior Vice President, Secretary and Director	Senior Vice President and General Counsel/Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

Steven Dowling	Executive Vice President and President, School Companies	Executive Vice President and President, School Companies/Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

William Ethridge	Executive Vice President and President, Higher Education, Professional and International	Executive Vice President and President, Higher Education, Professional and International/Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

Philip Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Martha Smith	Executive Vice President and President, School Group	Executive Vice President and President, School Group/Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

George Werner	Executive Vice President of Operations, Treasurer and Director	Executive Vice President of Operations and Treasurer/Pearson Education, Inc., One Lake Street, Upper Saddle River, NJ 07458

CUSIP No.	27887E100	13D	Page	25	of	28
SCHEDULE C
The following table sets forth the names of each stockholder of eCollege.com that has entered into the Voting Agreement related to the Merger Agreement and the aggregate number of shares of Common Stock held by such stockholder as of May 14, 2007. The business address of each stockholder set forth on this Schedule C is: 270 E. Westminster, Lake Forest, IL.

Name	Shares
Oakleigh Thorne	909,070

Oakleigh B. Thorne 2006 3-Year Trust	722,222

Blumenstein/Thorne Information Partners LLC	2,595,207

Oakleigh Thorne Irrevocable GST dated August 10, 1998	75,955

Oakleigh Thorne GST III dated January 31, 2005	68,500

Oakleigh L. Thorne Trust Under Agreement dated December 15, 1976	247,100

CUSIP No.	27887E100	13D	Page	26	of	28
INDEX OF EXHIBITS TO SCHEDULE 13D

Exhibit	Description
1.	Voting Agreement, dated as of May 14, 2007, by and between Pearson Education, Inc. and the stockholders of eCollege.com set forth on the signature page thereto, and incorporated by reference to Exhibit 10.1 of eCollege.com’s Current Report on Form 8-K filed on May 18, 2007.

2.	Agreement and Plan of Merger, dated as of May 14, 2007, among Pearson Education, Inc., Epsilon Acquisition Corp. and eCollege.com, and incorporated by reference to Exhibit 2.1 of eCollege.com’s Current Report on Form 8-K filed on May 18, 2007.

3.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.